As filed with the Securities and Exchange Commission on August 16, 2002
Registration Statement No. 333-88040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ICN PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0628076 (I.R.S. Employer Identification No.)

3300 Hyland Avenue
Costa Mesa, California 92626
(714) 545-0100
(Address, including zip code, and telephone number,
including area code, of principal executive offices)

GREGORY KEEVER, ESQ.
Executive Vice President, General Counsel
and Corporate Secretary
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue, Costa Mesa, California 92626
(714) 545-0100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
THOMAS J. RICE, ESQ.
Coudert Brothers LLP
1114 Avenue of the Americas
New York, New York 10036-7703
(212) 626-4400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered(1)(2)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)

Common Stock, $.01 par value per share	1,492,331 shares	$10.35	$15,445,625.85	$2,464

(1)
This registration statement covers the resale by the Selling Security Holders of up to 1,492,331 shares of the ICN common stock acquired by the Selling Security Holders in connection with the purchase by the registrant of substantially all of the assets of CoolTouch Corporation, a California corporation wholly-owned by the Selling Security Holders, as described further in the “Selling Security Holders” section of the Prospectus included within this Registration Statement.

(2)
Pursuant to Rule 416(a) of the Securities Act of 1933, this Registration Statement also registers such indeterminate number of additional shares as may become issuable in connection with share splits, share dividends or similar transactions.

(3)
Pursuant to Rule 457(c) of the Securities Act, the registration fee for such securities has been calculated based upon the average of the high and low prices for the Company’s Common Stock as reported on the New York Stock Exchange on August 13, 2002.

(4)
A registration fee in the amount of $1,685 for 675,000 shares was paid with the original S-3 filing dated May 10, 2002. Pursuant to Rule 457(a) of the Securities Act, an additional registration fee in the amount of $779 for the registration of an additional 819,597 shares is being paid with this filing.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Security Holders may not sell their securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated August 16, 2002

ICN Pharmaceuticals, Inc.

1,492,331 Shares of Common Stock

This prospectus relates to the registration for resale of 1,492,331 shares of common stock, $.01 par value per share (“ICN common stock”) of ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN” or the “Company”).

Our filing of the registration statement of which this prospectus is a part is intended to satisfy our obligations to the selling security holders identified in this prospectus (the “Selling Security Holders”) to register for resale shares issued to them in connection with the acquisition by us of substantially all of the assets (the “Acquisition”) of CoolTouch Corporation, a California corporation (“CoolTouch”).

Pursuant to this prospectus, the Selling Security Holders may sell some or all of the shares they hold through ordinary brokerage transactions, directly to market makers of our shares, or through any of the other means described in the “Plan of Distribution” section of this prospectus, beginning on page 24 of this prospectus. The Selling Security Holders, and not us, will receive all of the proceeds from any sales of the shares, less any brokerage or other expenses of the sale incurred by them.

We will pay all registration expenses including, without limitation, all Securities and Exchange Commission and blue sky registration and filing fees, printing expenses, transfer agents’ and registrars’ fees, and the fees and disbursements of our outside counsel in connection with this offering, but the Selling Security Holders will pay all selling expenses including, without limitation, any underwriters’ or brokers’ fees or discounts relating to the shares registered hereby, or the fees or expenses of separate counsel to the Selling Security Holders.

Each Selling Security Holder may be deemed to be an “Underwriter” as such term is defined in the Securities Act of 1933, and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act.

Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “ICN”. On August 15, 2002 the last reported sale price of our common stock on the NYSE was $10.41 per share.

Investing in our common stock involves risk. Please carefully consider the “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

“ICN” and the ICN logo are registered trademarks of ICN Pharmaceuticals, Inc. This prospectus also includes trademarks owned by other parties. All other trademarks mentioned are property of their respective owners.

Our principal executive offices are located at 3300 Hyland Avenue, Costa Mesa, California, and our telephone number is (714) 545-0100.

The date of this prospectus is August    , 2002

You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the documents.

FORWARD LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents we incorporate by reference contain forward-looking statements regarding, among other matters:

•	growth opportunities;

•	acquisition strategy;

•	reorganization plans; and

•	regulatory matters pertaining to governmental approval of the marketing or manufacturing of certain of our products and other factors affecting our financial condition or results of operations.

Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from the future results, performance or achievements, expressed or implied in such forward-looking statements. Such factors also include, without limitation:

•
our dependence on foreign operations (which are subject to certain risks inherent in conducting business abroad, including possible nationalization or expropriation, restrictions on the exchange of currencies, limitations on foreign participation in local enterprises, health care regulations, price controls and other restrictive governmental conditions);

•	the risk of operations in Eastern Europe, Latin America, as well as Russia, China and other countries in light of the unstable economic, political and regulatory conditions in such regions;

•	the risk of potential claims against certain of our research compounds;

•	our ability to successfully develop and commercialize future products;

•
the limited protection afforded by the patents relating to ribavirin, and possibly on future drugs, techniques, processes or products we may develop or acquire; the potential impact of the Euro currency;

•	our ability to continue our expansion plan and to integrate successfully any acquired companies;

•	costs of defending and the results of lawsuits or the outcome of investigations pending against us;

•	our potential product liability exposure and lack of any insurance coverage thereof;

•
government regulation of the pharmaceutical, biotechnology, and medical device industries (including review and approval for new products by the U.S. Food and Drug Administration (the “FDA”) in the United States and comparable agencies in other countries) and competition;

•	the risk that we will modify or abandon our restructuring plan in light of our on-going strategic review; and

•
the fact that, beginning with the third quarter of 2002, Ribapharm Inc. will be entitled to receive the payments by Schering-Plough Ltd. and Ribapharm does not expect to pay any dividends in the foreseeable future.

You should read carefully the section of this prospectus under the heading “Risk Factors” below. We assume no responsibility for updating forward-looking statements contained in this prospectus.

RECENT DEVELOPMENTS

In April 2002, we completed an underwritten public offering of 29,900,000 shares of common stock, par value $.01 per share, of Ribapharm Inc. In connection with the offering, we received net cash proceeds of $276.6 million and recorded a gain on the sale of Ribapharm’s stock, net of offering costs, of $263.0 million in the second quarter of 2002. We will utilize our capital loss carryforwards and a portion of our net operating loss carryforwards to partially offset the gain. As of December 31, 2001, we had $72.7 million of capital loss carryforwards and $106.8 million of net operating loss carryforwards. As a result of the Ribapharm offering, we own 80.07% of the outstanding common stock of Ribapharm.

On April 17, 2002, we used the proceeds of the Ribapharm offering to complete our tender offer and consent solicitation for all of our outstanding 8 3/4% Series B Senior Notes due 2008. The redemption of these notes resulted in an extraordinary loss on extinguishment of debt of $26.8 million, net of an income tax benefit of approximately $16.0 million.

As a result of the May 29, 2002 Annual Meeting of Stockholders, three persons nominated by Franklin Mutual Advisors, LLC and Iridran Asset Management LLC were elected as our directors. Accordingly, our Board of Directors currently consists of the following directors with terms expiring in the years indicated: Milan Panic, Roderick M. Hills and Dr. Kim David Lamon (2003); Edward A. Burkhardt, Ronald R. Fogleman and Steven J. Lee (2004); Richard H. Koppes, Robert W. O’Leary and Randy H. Thurman (2005). Senator Birch E. Bayh, Jr., Abraham E. Cohen, Adam Jerney, Stephen D. Moses and Rosemary Tomich are no longer our directors. Jean-Francois Kurz had previously resigned from our Board on May 24, 2002 as reported by us on a Form 8-K filed May 28, 2002. Norman Barker, Jr. resigned from our Board on August 1, 2002, and the Board filled this vacancy by electing Dr. Kim David Lamon to replace him. The results of the 2002 election, together with the results of the 2001 election, mean that under agreements we have with some of our key executives under a long-term stock incentive plan, and under our Amended and Restated 1998 Stock Option Plan, we experienced a change of control as of June 11, 2002. See “Risk Factors—Risk Factors Related to Us, including Ribapharm—We have experienced a change in the composition of our board of directors that may lead to changes in management personnel and our business plans.” We recorded a charge of $73.4 million in the second quarter of 2002 related to payment obligations under our Amended and Restated 1998 Stock Option Plan and accelerated vesting on a long-term stock incentive plan.

We are a nominal defendant in a shareholder derivative lawsuit pending in state court in Orange County, California. This lawsuit, which was filed on June 6, 2002, purports to assert derivative claims on our behalf against certain of our current and/or former officers and directors. The lawsuit asserts claims for breach of fiduciary duties, abuse of control, gross mismanagement and waste of corporate assets. The plaintiff seeks, among other things, damages and a constructive trust over cash bonuses paid to the defendants in connection with the Ribapharm offering. Because it is a derivative lawsuit, the plaintiff does not seek recovery from us but rather on our behalf. The defendants have until September 2002 to respond to the complaint and our Board of Directors is evaluating the allegations in the complaint.

In addition, on June 19, 2002, Mr. Panic, our founder and former Chief Executive Officer and Chairman of the Board, resigned with immediate effect from his positions as our Chairman and Chief Executive Officer and from all positions he held as a director or officer of any of our affiliates. Mr. Panic also resigned as one of our employees with effect from June 30, 2002. Mr Panic remains as one of our directors. We announced on May 10, 2002 that our Board formed a committee to seek a successor CEO and recommend a succession plan. The search committee is currently comprised of Randy H. Thurman, Roderick M. Hills, and Robert W. O’Leary. On June 19, 2002, our Board appointed Robert W. O’Leary as interim Chief Executive Officer and as Chairman of the Board. The next day we announced that our new Board would review our strategy with respect to market segmentation, line of business profitability, and the previously announced plan to spin off Ribapharm and ICN International, in light of changed circumstances and market conditions.

On July 1, 2002, we announced a 2002 second-quarter dividend of $0.0775 per share, an annualized dividend of $0.31 per share. The dividend was paid on July 24, 2002 to our shareholders of record as of July 10, 2002.

On July 23, 2002 we announced that we had retained Goldman Sachs as a financial advisor in connection with our strategic review, and had also retained an internationally renowned management consulting firm to assist in the strategic review and develop recommendations for ICN’s business operations. We also announced the formation of an internal project team of senior executives to work with the outside advisors in the strategic review process.

Since July 25, 2002, multiple class actions have been filed in the United States District Courts for the Eastern District of New York, the District of New Jersey and the Central District of California against us and some of our current and former executive officers. The lawsuits allege that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, by issuing false and misleading financial results to the market during different class periods ranging from May 3, 2001 to July 10, 2002, thereby artificially inflating the price of our stock. The lawsuits generally claim that the defendants improperly inflated our sales volume and revenues through excess shipment of products to our distributors and improper recognition of revenue from certain royalty payments. The plaintiffs generally seek to recover compensatory damages, including interest. We expect that these lawsuits will be consolidated into a single action and we intend to vigorously defend ourselves.

RISK FACTORS

In addition to the other information contained in this prospectus, prospective investors should carefully consider the factors described below in evaluating us and our business before purchasing any of the shares of our common stock offered hereby. This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this prospectus. See “Forward Looking Statements.”

Risks Relating to the Ribapharm Offering and the Proposed Spin-Off

We experienced a change in the composition of our board of directors, which may affect our restructuring plan.

We previously announced an intention to divide ourself into three publicly traded companies: Ribapharm, comprised of our royalty stream from ribavirin and our U.S. research and development operations, ICN International AG, comprised of our operations in Western Europe, Eastern Europe and Asia, Africa and Australia, and ICN Americas, comprised of our operations in North America and Latin America and the biomedicals business. In addition, under the proposed restructuring plan, ICN Americas would hold the remaining interests in Ribapharm and ICN International until these interests were disposed of. The restructuring plan contemplated, the Ribapharm offering, which was completed on April 17, 2002.

Our board is comprised of nine directors. At the annual meeting of our stockholders on May 30, 2001, three persons nominated by a group of stockholders calling themselves the ICN Committee to Maximize Shareholder Value were elected to our board of directors. At our annual meeting of stockholders on May 29, 2002, three persons nominated by stockholders Franklin Mutual Advisers, LLC and Iridian Asset Management LLC were elected to our board of directors. As a result of these elections at our 2001 and 2002 annual meetings, a majority of the nine members of our board of directors are now persons who were not nominated by our incumbent board of directors. In light of changed circumstances and market conditions, our reconstituted board is reviewing our strategy with respect to the restructuring plan and the distribution to our stockholders of our remaining interest in Ribapharm, which we refer to as the “spin-off”. The strategic review may result in decisions being made by us that could require us to take significant write downs of assets the amount of which cannot be determined at this time.

Because we no longer receive royalty payments from the Schering-Plough License Agreement, we will have significantly less funds with which to operate our business.

The Exclusive License and Supply Agreement between us and Schering-Plough Ltd., dated July 28, 1995, as amended, was contributed to Ribapharm in connection with the Ribapharm offering. We received royalties from Schering-Plough of approximately $155 million in 2000, approximately $137 million in 2001, and approximately $123 million for the first six months of 2002. The royalty payment for sales of ribavirin in the second quarter of 2002, which is payable in August 2002, will be divided between us and Ribapharm on a pro-rata basis based on the Ribapharm offering closing date of April 17, 2002. We will receive $12 million of this royalty payment and Ribapharm will receive the remainder. Ribapharm will receive all future royalties from the Schering-Plough License agreement. There can be no assurances that we will receive any cash from Ribapharm in the form of dividends, advances or otherwise. Ribapharm has indicated that it does not anticipate paying dividends for the foreseeable future. The loss of cash from the royalties and the absence of cash from Ribapharm could have a negative impact on our financial position.

If we spin-off our remaining interest in Ribapharm, we will not receive any consideration for the shares.

In the event of the spin-off, we will receive no consideration for our remaining interest in Ribapharm. If the Spin-Off is completed, we will no longer have any direct or indirect interest in the royalties from the Schering-Plough License Agreement or in the business or other assets of Ribapharm.

The value of our investment in Ribapharm is uncertain.

We will maintain a significant equity interest in Ribapharm. If the spin-off is not completed, we will continue to maintain a significant equity interest in Ribapharm, unless we dispose of our interest in another manner. The value of our investment in Ribapharm will be dependent, in part, upon Ribapharm’s ability to develop or obtain and commercialize new products and new formulations of or indications for current products and on the amount of royalties received from Schering-Plough.

There can be no assurance that Ribapharm will be able to develop or acquire new products, obtain regulatory approvals to use such products for proposed or new clinical indications in a timely manner or at all, manufacture its potential products in commercial volumes or gain market acceptance for such products. To date, ribavirin is Ribapharm’s only product that has received regulatory approval for commercial sale. It may be desirable that Ribapharm enter into other licensing arrangements, similar to the arrangements with Schering-Plough regarding ribavirin and F. Hoffmann-La Roche regarding Ribapharm’s product candidate Levovirin, with other pharmaceutical companies in order to market effectively any new products or new indications for existing products. There can be no assurance that Ribapharm will be successful in entering into such licensing arrangements on terms favorable to Ribapharm or at all. Ribapharm has granted Schering-Plough an option or right of first/last refusal to license various compounds it may develop.

In addition, Ribapharm may be dependent on the protection afforded by its patents for its products and no assurance can be given as to the breadth or degree of protection which these patents will afford Ribapharm. See “Risk Factors Related to Us, including Ribapharm—We are involved in various legal proceedings which could adversely affect us.”

The royalty amount Ribapharm may receive on ribavirin, currently Ribapharm’s only product with regulatory approval for commercial sale, is uncertain.

Ribapharm depends on the protection afforded by its patents and patents of Schering-Plough relating to ribavirin for market exclusivity. Ribapharm has three US patents relating to ribavirin for use as part of a combination therapy for the treatment of hepatitis C. In addition, Schering-Plough has at least three US patents relating to ribavirin for use as part of a combination therapy for the treatment of hepatitis C.

Three generic pharmaceutical companies, Geneva Pharmaceuticals Technology Corporation, Three Rivers Pharmaceuticals, LLC and Teva Pharmaceuticals USA, Inc., have filed abbreviated new drug applications with the FDA to market generic forms of ribavirin for use as part of a combination therapy for the treatment of hepatitis C. We have sued all three of these pharmaceutical companies, and the parent of one of these companies, to prevent these three companies from marketing a generic form of ribavirin. Schering-Plough has also sued all three of these companies to prevent them from marketing a generic form of ribavirin. The Federal Food, Drug and Cosmetic Act, as amended by the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, generally prohibits the FDA from giving final marketing approval to these abbreviated new drug applications for 30 months after the applicants notified us of their intent to seek approval from the FDA. However, the FDA could grant marketing approval prior to expiration of this 30-month stay if a court rules that Ribapharm’s patents are invalid or unenforceable or that a generic manufacturer of ribavirin would not infringe Ribapharm’s patents, or if a court determines that a party has unreasonably delayed the progress of the patent litigation. There is also a risk that other pharmaceutical companies may file abbreviated new drug applications without notifying us. The FDA may approve these applications without giving us a chance to bring litigation.

F. Hoffmann-La Roche has developed its own version of ribavirin, which it calls Copegus, for use in combination therapy with F. Hoffmann-La Roche’s version of pegylated interferon, called Pegasys, for the treatment of hepatitis C. Schering-Plough has advised us that it has licensed its patents relating to ribavirin as part of a combination therapy for the treatment of hepatitis C to F. Hoffmann-La Roche in connection with the settlement between Schering-Plough and F. Hoffmann-La Roche of litigation between them relating to pegylated interferon. F. Hoffmann-La Roche, Novartis, and a strawman have all filed notices of opposition with the European Patent Office seeking to invalidate Ribapharm’s issued European patent number EP0643970(B1) relative to ribavirin. F. Hoffmann-La Roche filed an opposition with the European Patent Office seeking to invalidate Ribapharm’s issued European patent number EP0879056A(B1) relative to ribavirin. It is also possible that other companies may file additional oppositions in Europe, and that one or more of those companies, or other companies will challenge Ribapharm’s US patents. On June 21, 2002, F. Hoffmann-La Roche announced that Pegasys had been granted marketing authorization by the European Commission, that The Netherlands had granted marketing authorization for Copegus, and that other European countries would also grant marketing authorization for Copegus within the coming months. F. Hoffmann-La Roche also announced that Pegasys had been submitted for review by the FDA and that F. Hoffmann-La Roche expected approval for Pegasys in the United States later in 2002. We believe that F. Hoffmann-La Roche may have also filed a new drug application in the United States seeking approval for Copegus for use as part of a combination therapy with Pegasys for the treatment of hepatitis C. Because new drug applications are not publicly available, we are unable to confirm whether F. Hoffmann-La Roche made a new drug application filing in the United States for Copegus or when this filing might have been made. Unlike an abbreviated new drug application filing under the Hatch-Waxman Act, the FDA could approve this new drug application at any time. On July 17, 2002, F. Hoffmann-La Roche filed a lawsuit in Zurich, Switzerland seeking a declaration that it would not infringe Ribapharm’s European patents for ribavirin by the import, delivery, offer and sale of ribavirin in Switzerland and Germany. On August 6, 2002, Ribapharm announced that it will file a counter-action for patent infringement against F. Hoffmann-La Roche in Switzerland and will vigorously defend its ribavirin patent position. Ribapharm also announced on August 6 that it had initiated legal action against F. Hoffmann-La Roche in The Netherlands to enforce its patents on the use of ribavirin. Ribapharm announced on August 14, 2002 that it had filed legal action against F. Hoffmann-La Roche in Germany to enforce its patents on the use of ribavirin.

If any other pharmaceutical company is able to obtain regulatory approval of a competing version of ribavirin for use as part of a combination therapy for the treatment of hepatitis C, without obtaining a license from Ribapharm, Ribapharm’s royalties from sales of ribavirin by Schering-Plough may decrease significantly.

In January 2002, due to demand in excess of its manufacturing capacity, Schering-Plough announced that it had started a waiting list for new patients to begin treatment with ribavirin in combination with Schering-Plough’s pegylated interferon alfa-2b. The waiting list resulted from Schering-Plough’s inability to manufacture sufficient quantities of the pegylated interferon alfa-2b component of the combination therapy. Schering-Plough announced that new patients would have to wait for a period of ten to twelve weeks to begin treatment with the combination therapy. This waiting list may have an adverse effect on sales of ribavirin.

Royalties received from the sale of ribavirin by Schering–Plough could also decline in the future for a variety of other reasons. During the term of the Schering-Plough License Agreement, Schering-Plough has sole discretion to determine the pricing of ribavirin and the amount and timing of resources devoted to the marketing of ribavirin. In addition, Schering-Plough has informed us that it believes royalties paid under the Schering-Plough License Agreement should not include royalties on products distributed as part of an indigent patient marketing program. Schering-Plough claims that because it receives no revenue from products given to indigent patients, it is not required to pay royalties on these products under the Schering-Plough License Agreement. We do not agree with Schering-Plough’s interpretation of the agreement. In August 2001, Schering-Plough withheld approximately $11.6 million from its royalty payment relating to the second quarter of 2001. The amount withheld was purportedly intended by Schering-Plough to be a retroactive adjustment of royalties previously paid to us through the third quarter of 2000 on products distributed as part of this indigent patient marketing program. Since the beginning of the fourth quarter of 2000, Schering-Plough has been withholding on a current basis all royalty payments purportedly related to this indigent patient marketing program. We recognized the approximately $11.6 million of withheld royalty payments for the retroactive adjustment and approximately $3 million of royalty payments withheld for the fourth quarter of 2000 and the first quarter of 2001 as income. Since the second quarter of 2001, we no longer recognize any of these withheld royalty payments as income because we can no longer determine the amounts due to a lack of information from Schering-Plough. We have given Schering-Plough written notice of our intention to arbitrate this royalty payment dispute to collect these royalties and prevent Schering-Plough from withholding royalty payments on sales under the indigent patient marketing program in the future. The parties selected an arbitrator, discovery has commenced and arbitration hearings are scheduled to begin in December 2002. If we do not succeed in this alternative dispute resolution process, Ribapharm may have to write off all or a portion of this receivable. If we do succeed, Ribapharm, and not us, will be entitled to receive the royalty payments on these indigent sales withheld by Schering-Plough.

Schering-Plough has also asserted a counterclaim against us in this arbitration, based on our alleged failure to assist Schering-Plough in securing certain distribution rights in Egypt. We have objected to Schering-Plough’s counterclaim as procedurally improper and unduly vague. We intend to vigorously contest this counterclaim, should the arbitrator permit it to proceed.

If a spin-off occurs, convertible notes converted into Ribapharm stock subsequent to the spin-off could create a significant tax liability for us.

If a spin-off occurs, the debt discharged upon conversion of our 6½% convertible subordinated notes due 2008 into Ribapharm common stock may be taxable income to us. Depending upon the amount of convertible notes that are converted after the spin-off, we could be required to pay as much as approximately $200 million in U.S. federal income taxes. We intend to offset any tax liability first with existing cash and second through new financing of debt or equity. There can be no assurance that sufficient funds to pay any of these taxes will be available.

The distribution of our remaining interest in Ribapharm in a tax-free spin–off is under review, is subject to conditions and may not occur.

In light of changed circumstances and market conditions, our reconstituted board of directors is reviewing the proposal to distribute our interest in Ribapharm to our stockholders on a tax-free basis. On July 24, 2002, we received a ruling from the Internal Revenue Service that the distribution will qualify as a tax-free spin-off.

Under one of the legal requirements for a tax-free spin-off, we would need to own at least 80% of the voting power of Ribapharm’s outstanding capital stock. We presently own approximately 80.07% of the voting power of Ribapharm outstanding capital stock. However, our interest in the voting power of Ribapharm’s outstanding capital stock could decrease below 80% through any combination of sales by us of Ribapharm’s common stock and issuances by Ribapharm of its common stock for acquisitions, under employee benefit plans or otherwise. Ribapharm has agreed with us that, until the earlier of completion of the spin-off and September 30, 2003, Ribapharm will not, without our prior written consent, issue any shares of capital stock if, after giving effect to those issuances, we would cease to own at least 80% of the total combined voting power of Ribapharm’s outstanding capital stock. Ribapharm has also agreed with us, for the same time period, not to take any action which could cause the spin-off to fail to qualify as a tax-free spin-off. If the spin-off does not occur before these limitations expire on September 30, 2003, we may not be able to effect a spin-off on a tax-free basis. If a spin-off does not occur, the marketplace may view the failure to complete a spin-off negatively and the market price of our common stock may be adversely affected. In addition, while we have been advised by counsel that stockholder approval is not legally required, we may also seek the approval of the spin-off by our stockholders.

Under current law, one or more transactions involving the acquisition of a total of 50% or more of the value or voting power of our stock that generally occur prior to, or during the two years after, a spin-off of our interest in Ribapharm could cause the spin-off to become taxable to us. This may cause us to delay the spin-off or not pursue it at all.

Risk Factors Related to Us, including Ribapharm

Our substantial and future indebtedness could restrict our operations, make us more vulnerable to adverse economic conditions and make it more difficult for us to make payments on the convertible notes.

As of March 31, 2002, we had $541.3 million of consolidated indebtedness (including the convertible notes). We anticipate that approximately $35.0 million of cash flow from operations will be required to discharge our annual obligations on our indebtedness.

We may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

•	adversely affecting our ability to carry out our business strategy;

•	increasing the impact on our business of negative changes in general economic and industry conditions, as well as competitive pressures; and

•	affecting our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes.

General economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control, may affect our future performance. These and other factors may affect our ability to make principal and interest payments on our indebtedness. Our business might not continue to generate cash flow at or above current levels. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may, among other things:

•	seek additional financing in the debt or equity markets;

•	refinance or restructure all or a portion of our indebtedness;

•	sell selected assets; or

•	reduce or delay planned capital expenditures or other expenditures.

These measures might not be sufficient to enable us to service our debt. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms, if at all.

Our ability to comply with the covenants contained in our debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of such covenants or restrictions could result in a default under such debt instruments, which would permit the holders of such debt instruments to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest.

We generate significant revenue from operations in emerging markets in which political and economic instability and foreign currency risk present numerous risks for our business.

Approximately 62% of our revenues for 2001 were generated from operations outside the United States, or approximately 74% if the revenues of Ribapharm are excluded. We operate both directly and through distributors in North America, Latin America, principally Mexico, Western Europe and Russia and through distributors elsewhere in the world.

A large portion of our foreign operations are conducted in emerging markets. The risks of operating in emerging markets include the nationalization or expropriation of assets or businesses, price and exchange controls, exchange rate risks, including devaluation of currency, high rates of inflation, limitations on participation in local enterprises, political and economic instability, changes in regulations, restrictive governmental actions, lack of enforcement of legal rights, corruption and inefficient and restrictive banking systems.

We have received letters from some authorities of Russian regions inquiring as to whether we have complied with all of the commitments that we made when we acquired businesses in Russia. While we believe we have complied with these commitments in all material respects, we cannot predict what actions these authorities might take if they conclude otherwise. In addition, in 1998 our operations in Yugoslavia were seized by an agency of the Yugoslavian government. See “— We are involved in various legal proceedings that could adversely affect us.”

We sell products in many countries that are susceptible to significant foreign currency risk. We generally sell products in these countries in local currencies. Fluctuations in the value of foreign currencies may cause U.S. dollar denominated sales to decrease without relation to the actual sales or profits of our international operations. Acquisitions we currently are evaluating or pursuing may increase our foreign currency risk and the other risks identified above. We currently do not have a hedging program to protect against foreign currency exposure and, in some of the countries in which we operate, no effective hedging program is available.

Furthermore, the success of our operations in Russia and central Europe depends on our ability to attract and retain qualified management in these countries who are familiar not only with our business and industry but also with the commercial practices and economic and political environments in these countries.

Our flexibility in maximizing commercialization opportunities for our compounds may be limited by our obligations to Schering-Plough.

In November 2000, we and Ribapharm entered into an agreement that provides Schering-Plough with an option or right of first/last refusal to license various compounds we or Ribapharm may develop. This agreement was entered into as part of a resolution of claims asserted by Schering-Plough against us regarding our alleged improper hiring of several former Schering-Plough research and development personnel and claims that the Schering-Plough License Agreement precluded us from conducting hepatitis C research. We believe we are in compliance with our obligations under this agreement. The interest of potential collaborators in obtaining rights to our compounds or the terms of any agreements we ultimately enter into for these rights may be impacted by this agreement. Furthermore, a commercialization partner other than Schering-Plough might have otherwise been preferable due to that potential partner’s strength in a given disease area or geographic region or for other reasons.

We may exhaust our tax loss carryforwards this year and accordingly we will not have the ability to offset gains in future periods against prior losses.

We received net cash proceeds of $27.6 million from the Ribapharm offering and recorded a gain of $263.0 million on the sale of Ribapharm’s stock, net of offering costs in the second quarter of 2002.

We will utilize our capital loss carryforwards and a portion of our net operating loss carryforwards to partially offset the gain. As of December 31, 2001, we had $72.7 million of capital loss carryforwards and $106.8 million of net operating loss carryforwards. We anticipate that after utilizing our capital loss carryforwards and net operating loss carryforwards to offset the gain from the Ribapharm offering and other gains for income tax purposes we may exhaust all such loss carryforwards during the year 2002. The exhaustion of such loss carryforwards could result in higher federal income tax liability in future periods.

If our intellectual property rights expire or are not broad enough, third parties may be able to sell generic forms of our products.

Our success will depend in part on our ability to obtain and maintain meaningful patent protection for our products and product candidates throughout the world. The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. We seek patents to protect our intellectual property and to enhance our competitive position. We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. However, our presently pending or future patent applications may not issue as patents. Any patent issued to us may be challenged, invalidated, held unenforceable or circumvented. Furthermore, our patents may not be sufficiently broad to prevent third parties from producing competing products.

In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, and we may be similarly sued by others. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property actions is costly and diverts our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings may put our patents at risk of being invalidated or interpreted narrowly and may put our patent applications at risk of not issuing.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during intellectual property litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our securities.

Ribapharm has limited patent rights in selected countries of the European Union, Switzerland and Japan relating to the antiviral use of ribavirin. These patents are currently scheduled to expire by 2005, although Ribapharm is seeking to extend these patents until 2010. Ribapharm may not be able to have these patents extended. See “—We are involved in various legal proceedings which could adversely affect us.”

We previously licensed six chemical compounds to Dr. Devron Averett, one of our former research directors. We did not contribute any of these six compounds to Ribapharm. We will retain the rights to any royalties that may become payable under this license with respect to these six chemical compounds. Dr. Averett and his employer and sublicensee, Anadys Pharmaceuticals, Inc. have, from time to time, asserted that the license may cover additional compounds that we have contributed to Ribapharm, including Levovirin and Viramidine. Dr. Averett and Anadys have not taken legal action to enforce these alleged rights. We have advised Ribapharm that we believe that these assertions are without merit. If Dr. Averett and Anadys were to have rights to Levovirin and/or Viramidine, this may materially adversely affect Ribapharm’s ability to commercialize Viramidine and may materially adversely affect Ribapharm’s license agreement related to Levovirin with F. Hoffmann-La Roche. In addition, to the extent Dr. Averett and Anadys have rights to other compounds in Ribapharm’s library, Ribapharm could be precluded from commercializing these other compounds.

Some of the compounds in Ribapharm’s compound library may have been patented previously or otherwise disclosed to the public. This would prevent Ribapharm from obtaining patent protection for the compounds themselves. In these cases, Ribapharm intends to seek patent protection for its intended uses of these compounds or for derivatives of these compounds.

Ribapharm has licensed rights in IL-12 from F. Hoffmann-La Roche, including the non-exclusive rights to IL-12 that F. Hoffmann-La Roche had previously licensed from Genetics Institute. Ribapharm may also need to pursue a license agreement from Genetics Institute. If Ribapharm is required to obtain license rights from Genetics Institute, it cannot assure you that it will be able to do so on terms acceptable to it. Any of these events could have a negative impact in the value of our investment in Ribapharm.

We cannot predict with certainty the impact our acquisition and investment plans will have.

We intend to continue our strategy of targeted expansion through the acquisition of compatible businesses and product lines and the formation of strategic alliances, joint ventures and other business combinations. We from time to time evaluate and enter into negotiations with respect to potential acquisitions and investments. There can be no assurance that we will successfully complete or finance any future acquisition or investment. Should we complete any material acquisition, our success or failure in integrating the operations of the acquired company may have a material impact on our future growth or success. In addition, to the extent that we are unable to locate suitable acquisition opportunities, future revenues will depend upon our existing business.

We have experienced a change in the composition of our board of directors that may lead to changes in management personnel and of our business plans.

We have experienced a change in the composition of our board of directors—see “Risks Relating to the Ribapharm Offering and the spin-off—We experienced a change in the composition of our board of directors, which may affect our restructuring plan.”

This change in the composition of our board of directors may lead to a change in our management personnel. Our long-range business plans could be disrupted by such a change and there could be a material adverse effect on the value of our shares of common stock.

The change in the composition of our board of directors obligates us to make payments under compensation arrangements with some of our key executives, acclerates the vesting of options and creates payment obligations under our Amended and Restated 1998 Stock Option Plan.

        We believe that the change in the composition of our board of directors may constitute a “change of control” as defined in the employment agreement with our former Chairman, Milan Panic, and does constitute a “change of control” as defined in employment agreements with several key senior executive officers. As a result of the change of control, we may become obligated to make cash payments to the executives totaling approximately $15.3 million in aggregate; accelerate the vesting of certain options and restricted stock granted to the executives; and make additional cash payments covering the excise tax under Section 4999 of the Internal Revenue Code, if any, applicable to such payments or the acceleration of vesting of the options or stock. As noted in the “Recent Developments” section of this prospectus, Mr. Panic left our employ effective at the end of June 2002, and these payment obligations were triggered with respect to Mr. Panic at that time if the change in the composition of our board of directors constitutes a change in control as defined in his employment agreement. With respect to the other senior key executives, these payment obligations will be triggered if they terminate employment for enumerated reasons following the change of control, including a significant reduction in the executive’s compensation, duties, title or reporting responsibilities or a change in the executive’s job location, or if they leave the employ of Company for any reason or without reason during the sixty-day period commencing six months after a change of control.

We also believe that the change in the composition of our board of directors is a “change in control” under our Amended and Restated 1998 Stock Option Plan. The vesting of options granted to all of our employees and directors under this plan becomes accelerated upon a change in control. In addition, upon a change in control under the plan, until August 12, 2002, each holder of options was permitted to surrender to us all or any portion of their options and receive in exchange a cash payment. The amount of the payment differed depending on whether the options were incentive or non-qualified stock options. For incentive stock options, an option holder electing the surrender alternative received a cash payment for each option surrendered equal to the amount by which the closing price of our stock as reported on the NYSE on the day preceding surrender of the option exceeds the option exercise price. For non-qualified options, an option holder electing the surrender alternative received for each option surrendered a cash payment equal to the amount by which the greater of the closing price of our stock as reported on the NYSE on the day preceding surrender or $32.50, the highest closing price in the 90 days prior to June 11, exceeded the exercise price of the option. For option holders who are U.S. taxpayers, we were also required to withhold federal, state and local income taxes, and any other amounts that may be required to have been withheld, on such cash payments. During the quarter ended June 30, 2002, we recorded a charge of $61.4 million related to our obligations under the plan.

If we or Ribapharm experience a change of control under the convertible notes, we or Ribapharm, as the case may be, would have to offer to purchase all the notes.

If we or Ribapharm experience a change of control, as defined in the indenture governing the convertible notes, we or Ribapharm, as the case may be, are required to make an offer to purchase all of these notes. As between Ribapharm and us, we have agreed to pay for each note tendered in the offer an amount equal to 100% of the principal amount plus accrued interest. However, Ribapharm will be responsible for this amount to the extent we do not make the payment. In that event, Ribapharm would have a claim against us for any payments we do not make. There can be no assurance that we will have sufficient funds available for any required repurchases under the convertible notes or other indebtedness if we or Ribapharm experiences a change in control as defined in the indenture governing the convertible notes. However, the election of the slate of directors nominated by Franklin Mutual Advisors, LLC and Iridian Asset Management LLC did not in and of itself result in a change of control of us or Ribapharm under the convertible notes. A change in control of us under the convertible notes indenture would occur if the persons on our board of directors as of the date of the indenture, including any person elected at our 2001 annual meeting of stockholders, ceased for any reason to be a majority of our board of directors. A change in control of Ribapharm under the convertible notes indenture would occur, among other things, if the persons on its board of directors as of the date of the Ribapharm offering ceased for any reason to be a majority of its board of directors. In each case, any subsequent director whose election or nomination was approved by a majority of the incumbent board would be considered as a member of the incumbent board for the purpose of determining if a change in control had occurred.

We are involved in various legal proceedings that could adversely affect us.

On August 11, 1999, the SEC filed a complaint in the United States District Court for the Central District of California against us, Milan Panic, one of our directors and our former Chairman and Chief Executive Officer, Nils O. Johannesson, our former Executive Vice President and David C. Watt, our Executive Vice President, Biomedicals and formerly our Executive Vice President, General Counsel and Corporate Secretary. The SEC complaint alleges that we and the individual named defendants made material misstatements and/or omissions and engaged in acts which operated as a fraud and deceit upon other persons in violation of Section 10(b) of the Securities Exchange Act of 1934. The civil lawsuit concerns public disclosures made by us with respect to the status and disposition of our 1994 new drug application for ribavirin as a monotherapy treatment for chronic hepatitis C. The FDA did not approve this new drug application. The SEC complaint seeks injunctive relief, unspecified civil penalties, and an order barring Mr. Panic from acting as an officer or director of any publicly-traded company. A pre-trial schedule has been set which requires the end of discovery by August 1, 2002, and the commencement of trial on May 6, 2003. We and the SEC appeared before a settlement judge, for the purpose of settlement negotiations. Pending completion of these negotiations, the court has stayed discovery for an initial period of 90 days and has recently extended the stay until September 16, 2002. There can be no assurance that the SEC litigation will be settled by mutual agreement or what the amount of any settlement may ultimately be.

On December 17, 2001, we pleaded guilty in the United States District Court for the Central District of California to a single felony count for securities fraud for omitting to disclose until February 17, 1995, the existence and content of a letter received from the FDA in late December 1994 regarding the not approvable status of our 1994 new drug application for ribavirin as a monotherapy treatment for chronic hepatitis C. This guilty plea was entered pursuant to a plea agreement with the office of the U.S. Attorney in Los Angeles to settle a six-year investigation. We paid a fine of $5.6 million and became subject to a three-year term of probation. The plea agreement provides that the U.S. Attorney will not further prosecute us and will not bring any further criminal charges against us or any individuals, except that the plea agreement provides that the U.S. Attorney has not closed its investigation with respect to one of our non-officer employees.

The conditions of the probation require us to create a compliance program to ensure no future violations of the federal securities laws and to pre-clear with the FDA all of our public communication concerning any matter subject to FDA regulation. The terms of the compliance program include our retention of an expert to review our procedures for public communications regarding matters subject to FDA regulation and the development of written procedures for these communications. The compliance program also requires preparation of an annual report by the expert on our compliance with the written procedures and annual certification by our management that we are complying with the expert’s recommendations.

On June 21, 2002, we executed a plea agreement with the Office of the U.S. Attorney for the Southern District of Florida. Pursuant to that agreement, we agreed to plead guilty to a single count of our Biomedical unit failing to certify a shipment of hazardous material and to implement a corporate program to enhance its continued compliance with laws and regulations governing shipments from its facilities, and, in particular, the transportation of hazardous materials. On July 29, 2002, the plea agreement was formally entered in court and we paid a fine of $40,400. We are now on probation and are subject to probationary terms. The 1998 shipment giving rise to the plea arrived safely at its destination and did not result in harm to any persons or property, and furthermore, did not result in any environmental release. Currently pending before the US Departments of Commerce and State are civil investigations relating to the same facts, the outcomes of which cannot be determined at this time.

In connection with the restructuring plan, we contributed to Ribapharm our rights related to Tiazole and Adenazole. These are two of the compounds in Ribapharm’s product development pipeline. However, as described below, we are involved in litigation with the Republic of Serbia, the Federal Republic of Yugoslavia and the State Health Fund of the Republic of Serbia that could impact these rights. On or about February 9, 1999, we commenced an action in the United States District Court for the District of Columbia against the Republic of Serbia, the State Health Fund of Serbia, and the Federal Republic of Yugoslavia seeking damages in the amount of at least $500 million and declaratory relief arising out of the unlawful taking of our majority ownership interest in ICN Yugoslavia. On or about March 9, 1999, the State Health Fund of Serbia commenced an arbitration against us by filing a Request for Arbitration with the International Chamber of Commerce International Court of Arbitration in Paris, seeking unspecified injunctive relief and unquantified damages based upon alleged breaches by us of the agreement pursuant to which we acquired our majority ownership interest in ICN Yugoslavia.

On April 27, 1999, we filed our answer and counterclaims against the State Health Fund of Serbia. At the same time, we also filed a Request for Arbitration with the ICC International Court of Arbitration against the Republic of Serbia and the Federal Republic of Yugoslavia. This request seeks declaratory relief and damages arising out of the unlawful taking of our majority ownership interest in ICN Yugoslavia and the State Health Fund of Serbia’s failure to pay for goods sold and delivered. Thereafter, the action in the United States District Court for the District of Columbia was dismissed without prejudice pending the outcome of the ICC arbitration proceedings. On February 23, 2001, the arbitration panel issued decisions that the State Health Fund of Serbia is a proper party to the ICC arbitration, that the issue of jurisdiction over the Republic of Serbia in the ICC arbitration will be joined to the merits of the case, and that there is no jurisdiction over the Federal Republic of Yugoslavia in the ICC arbitration. We intend to prosecute vigorously our claims against the Federal Republic of

Yugoslavia, the Republic of Serbia, and the State Health Fund of Serbia, and to defend against the State Health Fund of Serbia’s claims against us. We believe the State Health Fund of Serbia’s claims to be meritless and filed solely as a response to the action we filed earlier in the District Court. An evidentiary hearing before the arbitration panel is scheduled for November 2002.

It is our position in the ICC arbitrations that we validly transferred the rights to Tiazole and Adenazole, as well as other intangible assets, to ICN Yugoslavia and we are entitled to a declaration that we continue to own
75% of the equity of ICN Yugoslavia and have the right to manage and control the company as the majority owner. Alternatively, we are pursuing a claim for damages equal to the decline in the value of our ownership interest in ICN Yugoslavia.

We are a nominal defendant in a shareholder derivative lawsuit pending in state court in Orange County, California. This lawsuit, which was filed on June 6, 2002, purports to assert derivative claims on our behalf against certain of our current and/or former officers and directors. The lawsuit asserts claims for breach of fiduciary duties, abuse of control, gross mismanagement and waste of corporate assets. The plaintiff seeks, among other things, damages and a constructive trust over cash bonuses paid to the defendants in connection with the Ribapharm offering. Because it is a derivative lawsuit, the plaintiff does not seek recovery from us but rather on our behalf. The defendants have until September 2002 to respond to the complaint and our Board of Directors is evaluating the allegations in the complaint.

We are a party to a legal matter at one of our distribution companies in Russia. The matter involves a claim relating to non-payment under a contract entered into in January 1995, prior to our acquisition of the Russian distribution company. The claimant, Minnex Trading Corporation, in July 2001 initiated bankruptcy proceedings against OAO Pharmsnabsbyt (“PSS”) in the Arbitration Court of Moscow Region, and seeks to recover $6.2 million in damages, plus expenses. Certain other of our affiliates are also creditors of PSS, and have asserted claims in bankruptcy in excess of $12 million. Due to the complex and changing legal environment in Russia, we cannot estimate the range or amount of possible loss, if any, that may be incurred. We intend to vigorously assert our interests in this matter; however, an adverse decision could have a material effect on our operations.

Since July 25, 2002, multiple class actions have been filed in the United States District Courts for the Eastern District of New York, the District of New Jersey and the Central District of California against us and some of our current and former executive officers. The lawsuits allege that the defendants violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder, by issuing false and misleading financial results to the market during different class periods ranging from May 3, 2001 to July 10, 2002, thereby artificially inflating the price of our stock. The lawsuits generally claim that the defendants improperly inflated our sales volume and revenues through excess shipment of products to our distributors and improper recognition of revenue from certain royalty payments. The plaintiffs generally seek to recover compensatory damages, including interest. We expect that these lawsuits will be consolidated into a single action and we intend to vigorously defend ourselves.

Ribapharm is engaged in litigation with F. Hoffmann-La Roche over Ribapharm’s patents for ribavirin. If Ribapharm is unable to successfully defend its ribavirin patent position, Ribapharm may experience a significant decrease in royalties from sales of ribavirin by Schering-Plough. See “Risks Relating to the Ribapharm Offering and the Spin-Off—The royalty amount Ribapharm may receive on ribavirin, currently Ribapharm’s only product with regulatory approval for commercial sale, is uncertain.”

Our dependence on key personnel leaves us vulnerable to a negative impact if they leave.

We believe that our continued success will depend to a significant extent upon the efforts and abilities of the key members of management. The loss of their services could have a negative impact on us.

Our former Chairman and Chief Executive Officer, Milan Panic, resigned from these positions on June 19, 2002.

Our restructuring, if it occurs, may have unintended consequences that may adversely affect our profitability.

If we proceed with the restructuring plan, which is currently under review by our reconstituted board of directors, we cannot anticipate the effect that the restructuring plan will have on our company. The restructuring may require the creation of new management systems, the relocation of employees, the incurrence of additional expenses and other actions that may adversely affect our business. It may also negatively impact some synergies and economies of scale that currently benefit our business. The restructuring may also put additional strain on our management’s time and attention. Since we would be dividing our company into three separate companies, we may not have sufficient management depth to manage all three of these businesses separately. Therefore, we might need to attract additional management from outside the company. Our inability to do so may adversely affect one or more of the separate companies. We cannot anticipate all the consequences of the restructuring and some of the consequences may adversely affect our profitability and our ability to satisfy our obligations under the convertible notes.

As a result of the Ribapharm offering, we may change our dividend policy.

As a result of the Ribapharm offering, Ribapharm earns the royalties from the Schering-Plough License Agreement and we do not have direct access to the cash generated from the royalties since the Schering-Plough License Agreement was contributed to Ribapharm. There can be no assurances that we will receive any cash from Ribapharm in the form of dividends, advances or otherwise. Ribapharm has indicated that it does not anticipate paying dividends for the foreseeable future. After the spin-off, if it occurs, our revenue would decrease significantly from current levels. Although we have paid dividends in the past, our board of directors has made no decision whether to continue to pay dividends in the future and, if any dividends are paid, the amount of such dividends.

We are subject to uncertainty related to health care reform measures and reimbursement policies.

The levels at which government authorities, private health insurers, HMOs and other organizations reimburse the costs of drugs and treatments related to those drugs will have an effect on the successful commercialization of our drug candidates. We cannot be sure that reimbursement in the United States or elsewhere will be available for any drugs we may develop or, if already available, will not be decreased in the future. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our drugs. If reimbursement is not available or is available only to limited levels, we may not be able to obtain a satisfactory financial return on the manufacture and commercialization of any future drugs. In addition, as a result of the trend towards managed health care in the United States, as well as legislative proposals to reduce government insurance programs, third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly-approved health care products. Third-party payors may not establish and maintain price levels sufficient for us to realize an appropriate return on our investment in product development.

Also, we are subject to price control restrictions on our pharmaceutical products in the majority of countries in which we operate. To date, we have been affected by pricing adjustments in Spain and by the lag in allowed price increases in Russia and Mexico, which have impacted sales in United States dollars and reduced gross profit. Our future sales and gross profit could be materially affected if we are unable to obtain price increases commensurate with the levels of inflation.

Because our efforts to discover, develop and commercialize new product candidates from our nucleoside analog library are in a very early stage, these efforts are subject to high risk of failure.

A key component of our strategy is to discover, develop, acquire and commercialize new product candidates using the chemical compound library which was contributed to Ribapharm. The process of successfully commercializing product candidates is very time consuming, expensive and unpredictable. We have been directing significant efforts over the last several years toward the expansion of our scientific staff and research capabilities in order to pursue this strategy.

We may not identify any additional compounds from the library that we believe have sufficient commercial promise to warrant further development. Furthermore, compounds selected from the library for development may not be patentable. Also, our development work may not identify patentable uses.

Clinical trials may not demonstrate that our products are safe or effective. Even if we successfully complete clinical trials, we may not be able to obtain the required regulatory approvals to commercialize any product candidate. For example, prior to its approval as part of the combination therapy to treat hepatitis C patients, the FDA denied our request for regulatory approval to market ribavirin as a monotherapy to treat hepatitis C. If we gain regulatory approval for a product, the approval will be limited to those diseases for which our clinical trials demonstrate the product is safe and effective.

If our products are alleged to be harmful, we may not be able to sell them and we may be subject to product liability claims not covered by insurance.

The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of pharmaceutical products. Using our drug candidates in clinical trials may expose us to product liability claims. These risks will expand with respect to drugs, if any, that receive regulatory approval for commercial sale. Even if a drug were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may result from our products. We carry a product liability insurance policy with respect to our medical device business, but otherwise, generally self-insure against potential product liability exposure with respect to our marketed products. While to date no material adverse claim for personal injury resulting from allegedly defective products has been successfully maintained against us, a substantial claim, if successful, could have a negative impact on us.

In the event that anyone alleges that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market. In addition, we may be forced to defend lawsuits and, if unsuccessful, to pay a substantial amount in damages. We do not currently have insurance against product liability risks. Insurance is expensive and, if we seek insurance in the future, it may not be available on acceptable terms. Even if obtained, insurance may not fully protect us against potential product liability claims.

We and each of our subsidiaries maintains insurance covering normal business operations, including fire, property and casualty protection. Additionally, we carry a blanket insurance policy that provides protection against loss not covered by local insurance policies. We do not carry insurance that covers political risk, nationalization, or losses resulting from anti-government violence.

In addition, our activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result. Any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with, or any potential violation of, these laws and regulations could be significant. Any insurance we maintain may not be adequate to cover our losses.

Obtaining necessary government approvals is time consuming and not assured.

All drugs, devices, and biological products, including products that we are developing or currently marketing, are subject to extensive and rigorous regulation by the United States government, principally the FDA, and by state and local governments. If these products are marketed abroad, they are also subject to export requirements and to regulation by foreign governments. The FDA premarket approval and clearance processes are lengthy, expensive, and uncertain. Failure to comply with FDA and other regulatory requirements can result in sanctions applied to us and to our products. These sanctions include warning letters, fines, product recalls or seizures, injunctions, refusals to permit products to be imported into or exported out of the United States, refusals to grant premarket approval or clearance, withdrawals of previously approved marketing applications, and criminal prosecution.

The FDA requirements for manufacturing, testing, and marketing vary depending upon whether a product is a drug, device, or biological product. There can be no assurance that we will obtain necessary FDA or foreign approvals or clearances on a timely basis, if at all, for any of our products under development. Delays in or failures to receive clearance or approval, as well as product recalls or warnings and related regulatory actions, can materially affect our operating results. In addition, if approved, our products are subject to pervasive and continuing regulation by the FDA and by state and local regulators, including postmarket surveillance and adverse event reporting requirements. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission and by state and local regulators.

Drug and Biological Products.    We must obtain FDA approval in the United States and approval from comparable agencies in other countries prior to marketing or manufacturing new pharmaceutical products, including biological products, intended for use by humans. These approvals do not ensure that a product will be commercially successful.

Obtaining FDA approval for new products and manufacturing processes can take a number of years and involves the expenditure of substantial resources. We must satisfy numerous requirements, including preliminary testing programs on animals and subsequent clinical testing programs on humans, to establish product safety and efficacy. Pre-clinical studies and clinical trials are inherently unpredictable. Clinical trials can be delayed or halted for various reasons, including disagreements with the FDA over protocol design, the inability to enroll a sufficient quantity of patients in the clinical trials at the rate we expect, the inability to maintain a supply of the investigational drug in sufficient quantities to support the trial, the reporting of severe adverse side effects or fatalities during or following the trial or a finding during the trial that the drug is not effective for the particular indication being studied. Even if our clinical trials are successful, we may not secure authorization for the commercial sale of any new drugs or compounds for any application, or for existing drugs or compounds for new applications in the United States or any other country.

The FDA and foreign regulatory authorities have substantial discretion in the premarket approval process and may disagree with our interpretation of the data from our trials. Even if we do secure authorization, the FDA or a foreign regulatory authority may impose restrictions on the distribution of the product and may request that we conduct ongoing post-marketing studies of the product. In addition, the approved labeling may have significant labeling limitations that could affect our ability to market the product and, in turn, our profitability. For example, the FDA may require distribution to patients of a medication guide for prescription drug products that the FDA determines pose a serious and significant health concern, to provide information to patients on the safe and effective use of these products. The FDA’s approval of Schering-Plough’s pegylated interferon alfa-2b in combination with ribavirin included a requirement to conduct post-marketing studies, as well as a requirement to distribute a medication guide. Rebetron combination therapy, containing interferon alfa-2b in combination with ribavirin, is also distributed with a medication guide.

After a product is approved or licensed for marketing, it remains subject to extensive regulatory control, including FDA adverse event reporting requirements and FDA requirements governing product distribution, advertising, and promotion. In addition, as a result of our December 17, 2001 plea agreement, we are required to pre-clear with the FDA all of our public communications concerning any matter subject to FDA regulation. See “— We are involved in various legal proceedings that could adversely affect us.” Also, newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, or even in some instances revocation or withdrawal of the approval. For example, the approved labeling for Schering-Plough’s Rebetol includes strong warnings against the use of ribavirin by persons with cardiac disease and by women who are or may become pregnant.

The FDA and regulatory agencies in other countries also periodically inspect manufacturing facilities, including third parties who manufacture our products or our active ingredients for us. Pharmaceutical and biological manufacturing facilities must comply with applicable good manufacturing practice (“GMP”) standards, and manufacturers must invest substantial funds, time and effort to ensure full compliance with these standards. Failure to comply with GMPs or other applicable regulatory requirements can result in delays or suspensions of approvals, manufacturing interruptions, costly corrective actions, product seizures, injunctions and adverse publicity against us and our products and criminal prosecution.

Medical Devices.    We also manufacture and market medical devices, including the CoolTouch laser products, that are subject to regulation by numerous regulatory bodies, including the FDA and comparable foreign agencies, and state and local governments. These agencies require manufacturers of medical devices to comply with applicable laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of medical devices.

In the United States, we generally are required to obtain clearance of a premarket notification (“510(k) notification”) or approval of a pre-market approval application (“PMA”) from the FDA before we may begin distributing a new medical device. The FDA categorizes medical devices into one of three classifications, each subject to varying degrees of regulatory control. A device is classified into class I, II, or III on the basis of the controls deemed necessary to reasonably assure the safety and effectiveness of the device. Generally, class I devices are subject to general controls (e.g., labeling and adherence to manufacturing requirements), and class II devices are subject to general and special controls (e.g., performance standards, postmarket surveillance, and patient registries). Class III devices, which typically are life-sustaining or life-supporting and implantable devices, or new devices that have been found not to be substantially equivalent to a legally marketed class I or II device, are subject to general controls and also require clinical testing to assure safety and effectiveness before FDA approval is obtained. The FDA also may require clinical testing of class I and II devices.

If a manufacturer can establish that a new device is “substantially equivalent” to a legally marketed class I or II device or to a legally marketed class III device that does not require premarket approval (a “predicate device”), the manufacturer may seek from FDA clearance to market the device by submitting a 510(k) notification. The 510(k) notification may need to be supported by appropriate data, including clinical data, establishing the claim of substantial equivalence. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a PMA approval.

If a manufacturer cannot establish that a proposed device is substantially equivalent to a predicate device, the manufacturer must seek premarket approval of the device through the submission of a PMA application supported by extensive data. The data generally must include preclinical and clinical trial data demonstrating that the device is safe and effective. If clinical trials are required and the device presents a “significant risk,” the manufacturer must file with FDA an investigational device exemption (“IDE”) application and receive FDA authorization prior to commencing trials in humans.

The FDA’s 510(k) clearance process usually takes from four to twelve months, but can last longer. The process of obtaining PMA approval is more costly and uncertain, and generally takes from one year to three years. To date, the FDA has deemed our laser system products eligible for the 510(k) clearance process.

However, we cannot be sure that the FDA will not impose the more burdensome PMA approval process upon one or more of our future products, nor can we be sure that 510(k) clearance or PMA approval will ever be obtained for any product we propose to market.

We are also required to register with the FDA as a device manufacturer. As such, we are subject to periodic inspection by the FDA for compliance with the FDA’s Quality System Regulation requirements and other regulations. These regulations require that we manufacture our products and maintain our documents in a prescribed manner with respect to design, manufacturing, testing and control activities. Further, we are required to comply with various FDA requirements for labeling and promotion of our devices, and with various postmarket reporting requirements, including the need to inform FDA of reports of adverse events associated with the use of our devices. The FDA also has the authority to request repair, replacement or refund of the cost of any medical device manufactured or distributed by us or any of our distributors. Finally, our laser products are subject to an additional set of provisions under the Radiation Control for Health and Safety Act (now part of the Federal Food, Drug, and Cosmetic Act) administered by the FDA’s Center for Devices and Radiological Health. This law requires laser manufacturers to file new product and annual reports and to maintain quality control, product testing and sales records, to incorporate certain design and operating features in lasers sold to end users pursuant to a performance standard, and to comply with labeling and certification requirements.

If competitors develop more effective or less costly drugs for our target indications, our business could be seriously harmed.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Ribavirin and many of the drugs that we are attempting to discover will be competing with new and existing therapies. Many companies in the United States and abroad are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We believe that a significant number of drugs are currently under development and may become available in the future for the treatment of hepatitis C, hepatitis B, HIV and cancer. For example, F. Hoffmann-La Roche is developing a modified form of interferon, called pegylated interferon, for the treatment of hepatitis C which could compete with Ribapharm’s product. In addition, Human Genome Sciences, Inc. submitted an investigational new drug application with the FDA in October 2000 to initiate Phase I human clinical trials of Albuferon for the treatment of hepatitis C.

If pegylated interferon, Albuferon, Copegus or other therapies prove to be a more effective treatment for hepatitis C than the combination therapies or if the FDA approves any generic or other form of ribavirin, then Ribapharm’s royalty revenues from Schering-Plough could significantly decrease.

If Ribapharm cannot successfully develop or obtain future products, its growth may be delayed.

Ribapharm’s future growth will depend, in large part, upon its ability to develop or obtain and commercialize new products and new formulations or indications relating to products. Ribapharm is engaged in an active research and development program involving compounds owned by us or licensed from others which it may commercially develop in the future. Although Schering-Plough has received regulatory approvals for the sale of oral ribavirin for treatment of chronic hepatitis C in combination with Schering-Plough’s interferon alfa-2b and pegylated interferon alfa-2b, there can be no assurance that Ribapharm will be able to develop or acquire new products, obtain regulatory approvals to use these products for proposed or new clinical indications, manufacture its potential products in commercial volumes or gain market acceptance for such products. It may be necessary for Ribapharm to enter into other licensing agreements, similar to its agreement with Schering-Plough for ribavirin and F. Hoffmann-La Roche for Levovirin, with other pharmaceutical companies in order to market effectively any new products or new indications for existing products. There can be no assurance that Ribapharm will be successful in entering into any new licensing agreements on terms favorable to it or at all. We and Ribapharm have granted Schering-Plough an option or right of first/last refusal to license various compounds we or Ribapharm may develop.

Because we and Ribapharm rely on third-party manufacturers, we and Ribapharm are subject to risks outside our or Ribapharm’s control with respect to such manufacturers.

Ribapharm does not have the internal capability to manufacture pharmaceutical products. Schering-Plough manufactures the ribavirin sold under license from Ribapharm. Our and Ribapharm’s manufacturers are required to adhere to regulations enforced by the FDA as well as those enforced by relevant foreign, state and local regulators. Our and Ribapharm’s dependence upon others to manufacture our and its products may adversely affect our profit margins and our ability to develop and commercialize products on a timely and competitive basis. Delays or difficulties with contract manufacturers in producing, packaging or distributing our and Ribapharm’s products could adversely affect the sales of ribavirin or introduction of other products.

In February 2001, Schering-Plough announced that the FDA has been conducting inspections of various Schering-Plough manufacturing facilities and issued reports citing deficiencies concerning compliance with current good manufacturing practices (GMP), primarily relating to production processes, controls and procedures. In June 2001, Schering-Plough announced that FDA inspections at some of these facilities in May and June 2001 cited continuing and additional deficiencies in manufacturing practices. In May 2002, Schering-Plough entered into a Consent Decree of Permanent Injunction with the FDA to settle the case being brought by the United States Government against Schering-Plough and certain responsible senior management officials for manufacturing violations at the company’s facilities in Puerto Rico and New Jersey. As part of the consent decree, Schering-Plough agreed to disgorge a total of $500.0 million to the United States Treasury, upgrade four factories in New Jersey and Puerto Rico over the next three years, and pay additional fines if certain timelines are not met.

Manufacturing of the majority of products at the facilities subject to the consent decree has been suspended pending expert review and GMP certification of the processes and production equipment used to manufacture each product. GMP certification by a qualified expert consultant must be obtained for each product before the company can resume manufacturing that product for commercial distribution.

Ribavirin and Rebetron are among 12 drugs that are defined as “medically necessary” under the consent decree and, as such, may be distributed on a batch-by-batch basis before meeting the GMP certification requirement. Ribavirin and Rebetron may continue to be manufatured and distributed, provided an expert certifies, based on a review of manufacturing records, that “no deviations occurred during the manufacture of the batch that, in the expert consultant’s professional opinion, would, during its labeled expiration period, adversely affect the safety, identity, strength, quality, or purity of the batch or cause the batch to fail to meet any and all applicable approved specifications.” The FDA has reserved the right under the consent decree to remove drugs from the “medically necessary” list. Removal of a drug from the list would result in immediate suspension of manufacturing, pending GMP certification.

Schering-Plough may need to expend extensive resources to bring its facilities and processes into compliance in order to satisfy the requirements of the consent decree. Schering-Plough’s production of ribavirin and Rebetron could experience interruptions as the company makes modifications and improvements to areas of its facilities used to manufacture ribavirin and Rebetron. These possibilities could have an impact on Schering-Plough’s marketing efforts or supply of ribavirin and Rebetron that would adversely affect Ribapharm’s royalty revenues.

In May 2002, Schering-Plough also announced that the FDA’s Office of Criminal Investigation in Puerto Rico is conducting an investigation which may focus on one or more of its products. Because the investigation is still in its early stage, Schering-Plough has stated that it is not in a position to predict the investigation’s outcome nor advise us if it is in any way related to the production of ribavirin or could interrupt production of ribavirin. Interruption of ribavirin production for a sustained period of time could materially reduce the royalty payments to Ribapharm. Media reports indicate there may be a second criminal investigation of Schering-Plough being conducted by the U.S. Attorney’s Office in Newark, New Jersey.

USE OF PROCEEDS

The Selling Security Holders will receive all of the proceeds from the sale of the shares of ICN common stock, less any brokerage or other expenses of sale incurred by them. Certain of the Selling Security Holders who had cashlessly exercised options for shares of CoolTouch common stock prior to the closing of the Acquisition, will use a portion of the proceeds to satisfy U.S. withholding taxes on income and a portion to pay the exercise price of such options. These Selling Security Holders are arranging for Roth Capital Partners, LLC, a California limited liability company (“Roth”) that is a registered broker-dealer, to sell a sufficient number of shares of ICN common stock and remit the aforementioned amounts to CoolTouch. Roth will receive commissions for such sales not to exceed, in the aggregate, one percent (1%) of the proceeds of such sales. We will not receive any proceeds from the sale of the shares of ICN common stock offered hereby. See “Plan of Distribution.”

SELLING SECURITY HOLDERS

All of the shares of ICN common stock offered for sale under this prospectus by the Selling Security Holders (the “Offered Shares”) were acquired in connection with the Acquisition, pursuant to an Agreement and Plan of Reorganization dated January 18, 2002 (the “Acquisition Agreement”), by and between ICN and CoolTouch and an Escrow Agreement dated February 4, 2002 (the “Escrow Agreement”), by and among ICN, CoolTouch, American Stock Transfer & Trust Company, a New York corporation (“Escrow Agent”) and Roth (as representative for the CoolTouch shareholders). A total of ten percent (10.0%) of the Offered Shares are being held in escrow for a period ending August 21, 2002 to satisfy any ICN indemnity claims under the Acquisition Agreement.

The Offered Shares represent approximately 1.80 percent (1.80%) of our outstanding common stock as of August 6, 2002. Because the Selling Security Holders may sell all or some portion of the Offered Shares they beneficially own, we cannot estimate the number of shares of ICN common stock that will be beneficially owned by the Selling Security Holders after this offering. In addition, subject to the Escrow Agreement, each Selling Security Holder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares of ICN common stock beneficially owned by it, all or a portion of the shares of ICN common stock beneficially owned by it in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act.

The following table sets forth: (i) the number of shares of ICN common stock beneficially owned by each Selling Security Holder as of the date of this Prospectus and (ii) the number of shares of ICN common stock to be offered hereby by each Selling Security Holder. The information set forth below is based on information provided by each Selling Security Holder. Except as set forth in the footnotes, none of the Selling Security Holders has had a material relationship with us within the past three years, other than as a result of the ownership of our shares or other of our securities.

Name of Selling Security Holder(1)	Shares Beneficially Owned Prior to Offering		Number of Shares Offered(3)
	Number	Percent(2)
Roth Capital Partners, LLC	37,433	*	37,433
New Star Lasers, Inc.	497,762	*	497,762
Harold & Anne Stein, Joint with Right of Survivor	6,222	*	6,222
Esther Friedman	24,888	*	24,888
Arnold Goldman	18,044	*	18,044
Mitchel & Diane Goldman	33,056	*	33,056
Daniel S. Choy	2,489	*	2,489
Melvyn Braham	2,489	*	2,489
Robert A. Weiss and Margaret A. Weiss	23,022	*	23,022
Walter Solomon	2,489	*	2,489
Cedar Securities Company Limited	24,888	*	24,888
Sigmund Weiss	4,978	*	4,978
Jonathan Herbert Scheff & Kimberly Jane Butterwick, Trustees of the Jonathan Herbert Scheff & Kimberly Jane Butterwick Family Trust	4,978	*	4,978
Theorem, L.L.C.	17,380	*	17,380
Ralf Schmidt	3,644	*	3,644
Antonius Beyer	3,644	*	3,644
Bruce J. Sand, M.D.	138,428	*	138,428
Michael Brewer	39,821	*	39,821
Michael Berry(4)	36,239	*	35,839
Dale Koop(4)	121,382	*	121,382
Lars Isaacson(4)	59,622	*	59,622
Karen Luhman(4)	14,148	*	14,148
Anita Zacherl(4)	10,329	*	10,329
Stacey Gavis	355	*	355
Lisa Newman(4)	579	*	579
Kurt Lee(4)	20,047	*	20,047
Marcel Besse(4)	17,283	*	17,283
Mona Greene(4)	24,888	*	24,888
Steve Witt(4)	45,962	*	45,962
Sanders Ergas	1,944	*	1,944
AM Razo & Company	747	*	747
Ronald R. Maas	249	*	249
Ray Norberte	124	*	124
Sterling Credit Services, Inc.	124	*	124
Jonathan M. Baumgardner(4)	31,732	*	31,732
Nina L. Davis & James F. Davis, Trustees of Nina L. Davis & James F. Davis 1999 Family Trust(4)	45,421	*	45,421
The Harry Mittelman Revocable Living Trust Dated October 22, 1996(4)	71,475	*	71,475
Mintz Family Trust DTD 7-7-88(4)	17,166	*	17,166
Phil Koffman(4)	1,717	*	1,717
Sandhill Consulting Associates(4)	2,489	*	2,489

Name of Selling Security Holder(1)	Shares Beneficially Owned Prior to Offering		Number of Shares Offered(3)
	Number	Percent(2)
Gary Lask, M.D.(4)	4,978	*	4,978
Richard Fitzpatrick, M.D.(4)	14,933	*	14,933
Mark G. Rubin, M.D.(4)	2,489	*	2,489
Roy Geronemus, M.D.(4)	4,978	*	4,978
W. Greg Chernoff, M.D.(4)	10,453	*	10,453
Michael Kulick, M.D.(4)	2,489	*	2,489
R. Scot Hunter(4)	4,978	*	4,978
Becky Cannady(4)	3,733	*	3,733
Brian Hayes(4)	5,600	*	5,600
David Carraway(4)	622	*	622
Richard F. Menefee(4)	11,200	*	11,200
David R. Hennings(4)	9,955	*	9,955
Donald V. Johnson(4)	622	*	622
Charles R. Delfin(4)	996	*	996
Perry O’Keefe(4)	1,493	*	1,493
Janis H. Wilson(4)	996	*	996
Jon M. Soderberg(4)	1,493	*	1,493
Veronique M. Breuning(4)	996	*	996
Dave Fullmer	50	*	50

Total	1,492,731	1.80%	1,492,331

*	Less than one percent.
(1)
Such persons have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

(2)	Based on 82,724,617 total shares outstanding as of August 6, 2002.
(3)
For each Selling Security Holder, assumes that all of the shares covered by the prospectus are sold or otherwise disposed of and that no other shares are acquired or sold by the Selling Security Holders.

(4)
Such Selling Security Holder intends to arrange for Roth to sell its Offered Shares and remit certain of the proceeds to CoolTouch in payment of the exercise price of, and in certain cases, withholding taxes with respect to, options of CoolTouch that he/she cashlessly exercised prior to closing of the Acquisition.

We are registering the Offered Shares for resale in accordance with certain registration rights granted the Selling Security Holders. We will pay all registration expenses including, without limitation, all the SEC and blue sky registration and filing fees, printing expenses, transfer agents’ and registrars’ fees, and the fees and disbursements of our outside counsel in connection with this offering, but the Selling Security Holders will pay all selling expenses including, without limitation, any underwriters’ or brokers’ fees or discounts relating to the shares registered hereby, or the fees or expenses of separate counsel to the Selling Security Holders. In addition, we have agreed to indemnify the Selling Security Holders against certain liabilities, including liabilities under the Securities Act, in connection with this offering. The Selling Security Holders have agreed to indemnify us against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors or officers, or persons that control us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PLAN OF DISTRIBUTION

The Selling Security Holders may from time to time sell all or a portion of the ICN common stock offered by the Selling Security Holders hereby in transactions at prevailing market prices on the New York Stock Exchange, in privately negotiated transactions at negotiated prices, or in a combination of such methods of sale. The Selling Security Holders may sell the securities offered hereby to purchasers directly or may from time to time offer the securities through dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or the purchasers of the securities for whom they may act as agents. The Selling Security Holders and any persons who participate in the sale of the securities offered hereby may be deemed to be “underwriters” within the meaning of the Securities Act and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act.

In order to comply with the securities laws of certain states, if applicable, the securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from any registration or qualification requirement is available and the requirements have been satisfied.

Any dealer or broker participating in any distribution of the ICN common stock offered hereby may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of such ICN common stock from or through this dealer or broker. We have advised the Selling Security Holders that they are required to comply with Regulation M promulgated under the Exchange Act during such time as they may be engaged in a distribution of the Offered Shares. With certain exceptions, Regulation M precludes a selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the ICN common stock.

We will not receive any of the proceeds from the Selling Security Holders’ sale of our common stock. This registration statement will remain effective until the earlier of (a) the date when all of the shares registered by this registration statement have been distributed to the public, (b) the first anniversary of the effective date of this registration statement or (c) the date that the Selling Security Holders are each eligible to sell all of their Offered Shares, in any three month period pursuant to Rule 144 under the Securities Act (or such successor rule as may be adopted by the SEC). In the event that any shares registered by this registration statement remain unsold at the end of such period, we may file a post-effective amendment to the registration statement for the purpose of deregistering any such unsold shares.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Coudert Brothers LLP, New York, New York. Gregory Keever, Esq., our Executive Vice President, General Counsel and Secretary, is a member of the law firm of Coudert Brothers LLP.

INDEPENDENT ACCOUNTANTS

The financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 incorporated by reference in this prospectus have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. With respect to the unaudited consolidated financial information of the Company for the three month periods ended March 31, 2002 and 2001 and the six month periods ended June 30, 2002 and 2001, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 2, 2002 and August 6, 2002, incorporated by reference herein, state that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited consolidated financial information because those reports are not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Additionally, Ribapharm, formerly one of our wholly-owned subsidiaries, has filed a registration statement and amendments thereto with the SEC in connection with the Ribapharm offering. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at l-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it. Each of our and Ribapharm’s common stock is traded on the New York Stock Exchange. You may inspect reports and other information concerning us or Ribapharm at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

This prospectus provides you with a general description of the common stock being registered. This prospectus is part of a registration statement that we have filed with the SEC. To see more detail, you should read the exhibits and schedules filed with our registration statement. You may obtain copies of the registration statement and the exhibits and schedules to the registration statement as described above.

Statements contained herein as to the contents of any contract or any other document referred to are not necessarily complete, and where such contract or other document is an exhibit to a document we have filed with the SEC, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is now made.

INCORPORATION BY REFERENCE

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act, with respect to the securities covered by this prospectus. Some of the information that you may want to consider in deciding whether to invest in the ICN common stock is not included in this prospectus, but rather is incorporated by reference to certain reports which we have filed with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus and prior to the completion of this offering will update and supersede the information contained in this prospectus and incorporated filings. We incorporate by reference the following documents filed by us with the SEC:

Our SEC Filings (File No. 1-11397)	Period Covered or Date of Filing
Annual Report on Form 10-K, including any amendment or report filed for the purpose of updating such filing.*	Year ended December 31, 2001 filed on March 27, 2002, as amended on April 29, 2002 and May 10, 2002.

Quarterly Reports on Form 10-Q.*	Quarterly Periods ended March 31, 2002 and June 30, 2002 filed on May 15, 2002 and August 14, 2002, respectively.

Our SEC Filings (File No. 1-11397)	Period Covered or Date of Filing

Description of ICN common stock contained in Registration Statement on Form S-4 (and any amendment or report filed for the purpose of updating such description).	Filed on September 30, 1994.

Current Reports on Form 8-K.	Filed on February 27, 2002, April 17, 2002, May 2, 2002, May 28, 2002, June 14, 2002, June 21, 2002, June 25, 2002, July 11, 2002 and July 25, 2002.

All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until such date as this registration statement is no longer effective, pursuant to the terms hereof.	After the date of this prospectus.

*
Our Form 10-Q filed on August 14, 2002 sets forth the pro forma impact of the application of the non-amortization provision of Statement of Financial Accounting Standards No. 142 on our consolidated financial statements for the year ended December 31, 2001, 2000 and 1999.

You may request a copy of each ICN filing at no cost, by writing or calling us at the following address or telephone number:

Corporate Secretary
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, California 92626
(714) 545-0100

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with the sale and distribution of the securities being registered. All the amounts shown are estimates except for the SEC registration fee:

SEC registration fee	$2,464
Accounting fees and expenses	10,000
Legal fees and expenses	30,000
Miscellaneous expenses	10,000

Total	$52,464

Item 15.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify its directors and officers, as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative, other than in connection with actions by or in the right of the corporation (a “derivative action”), if an indemnified party acted in good faith and in a manner such indemnified party reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that a corporation may only indemnify an indemnified party for expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such derivative action. Additionally, in the context of a derivative action, DGCL Section 145 requires court approval before there can be any indemnification where an indemnified party has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification arrangements that may be granted pursuant to a corporation’s charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any willful or negligent declaration of an unlawful dividend, stock purchase or redemption, or (iv) any transaction from which the director derived an improper personal benefit.

The Certificate of Incorporation and By-Laws of the Company provide that directors and officers of the Company shall not, to the fullest extent permitted by the DGCL, be liable to the Company or any of its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, as the case may be. The Certificate of Incorporation and By-Laws of the Company also provide that if the DGCL is amended to permit further elimination or limitation of the personal liability of directors and officers, then the liability of the directors and officers of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Company has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in its Certificate of Incorporation and By-Laws. These agreements, among other things, indemnify the Company’s directors and officers to the fullest extent permitted by Delaware law for certain expenses (including attorney’s fees), liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person’s service as a director or officer of the Company or an affiliate of the Company.

The Company maintains directors’ and officers’ liability insurance, under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which directors and officers are parties by reason of being or have been directors or officers of the Company, as the case may be.

In connection with this offering, certain of the Selling Security Holders have agreed to indemnify the Company, its directors and officers and each such person who controls the Company, against any and all liability arising from inaccurate information provided to the Company by such Selling Security Holders and made in this registration statement and the prospectus contained herein, and in any amendments or supplements to such registration statement or prospectus.

Item 16.    Exhibits

Number	Description

4.1
Amended and Restated Certificate of Incorporation of Registrant, previously filed as Exhibit 3.1 to Registration Statement 33-84534 on Form S-4, which is incorporated herein by reference, as amended by the Certificate of Merger, dated November 10, 1994, of ICN Pharmaceuticals, Inc., SPI Pharmaceuticals, Inc. and Viratek, Inc. with and into ICN Merger Corp. previously filed as Exhibit 4.1 to Registration Statement No. 333-08179 on Form S-3, which is incorporated herein by reference.

*4.2	Bylaws of the Registrant.

**5.1	Opinion of Coudert Brothers LLP.

**23.1	Consent of PricewaterhouseCoopers LLP.

**23.2	Consent of Coudert Brothers LLP (included in Exhibit 5.1).

**24.1	Power of Attorney.

*	Previously filed as part of this registration statement.
**	As filed herewith.

Item 17.    Undertakings

The registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(a) and (1)(b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on August 15, 2002.

ICN PHARMACEUTICALS, INC.
By:	/s/ ROBERT W. O’LEARY
	Name:	Robert W. O’Leary
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT W. O’LEARY Robert W. O’Leary	Chairman of the Board and CEO (Principal Executive Officer)	August 15, 2002

/s/ JOHN GIORDANI John Giordani	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 15, 2002

Dr. Kim David Lamon	Director	August , 2002

* Edward A. Burkhardt	Director	August 15, 2002

* Ronald R. Fogleman	Director	August 15, 2002

Roderick Hills	Director	August , 2002

* Richard H. Koppes	Director	August 15, 2002

* Steven J. Lee	Director	August 15, 2002

* Milan Panic	Director	August 15, 2002

* Randy H. Thurman	Director	August 15, 2002

By: /s/ GREGORY KEEVER, ESQ. Gregory Keever, Esq.	Attorney-in-Fact	August 15, 2002

EXHIBIT INDEX

Number	Description	Sequentially Numbered Page
4.1
Amended and Restated Certificate of Incorporation of Registrant, previously filed as Exhibit 3.1 to Registration Statement 33-84534 on Form S-4, which is incorporated herein by reference, as amended by the Certificate of Merger, dated November 10, 1994, of ICN Pharmaceuticals, Inc., SPI Pharmaceuticals, Inc. and Viratek, Inc. with and into ICN Merger Corp. previously filed as Exhibit 4.1 to Registration Statement No. 333-08179 on Form S-3, which is incorporated herein by reference.

*4.2	Bylaws of the Registrant.

**5.1	Opinion of Coudert Brothers LLP.

**23.1	Consent of PricewaterhouseCoopers LLP.

**23.2	Consent of Coudert Brothers LLP (included in Exhibit 5.1).

**24.1	Power of Attorney.

*    Previously filed as part of this registration statement.

** As filed herewith.